Exhibit 99.3

Santiago, October 11th, 2023.

GG. – 273/ 2023

Mrs.

Solange Berstein Jáuregui

Chairperson

Commission for the Financial Market

Present

Ref.: Material Event Notice.

Dear Mrs. Berstein,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Compendium of Banking Regulations (“RAN”) of the Chilean Commission for the Financial Market (“CMF”), we inform as a Material Event that the CMF has applied a fine to Banco Itaú Chile (the “Bank”)  pursuant to the Exempt Resolution N° 7,400 issued on October 5th, 2023, in the amount of 1,800 Unidades de Fomento (US$70,668.9 approximately), as a consequence of certain inaccuracies in the information provided to the Register of Debtors in accordance with Section 14thof the Chilean General Banking Act and Chapter 18-5 of the RAN.

Sincerely,

Gabriel Moura

Chief Executive Officer

Banco Itaú Chile